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SECU[illegible] 10035794 MISSION

[illegible]

SEC Mail Processing Section

MAR 29 2010

Washington, DC 110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRETUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Kimberly Drive

(No. and Street)

Redding	**CT**	**06896**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Cahill **(203) 470-6062**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm

(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Cahill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cretus Securities, LLC**, as of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Managing Member~~ CEO

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

DECEMBER 31, 2009

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY	2
NOTES TO FINANCIAL STATEMENTS	3-4

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Cretus Securities, LLC (a Company in the Development Stage)
Redding, CT

We have audited the accompanying statement of assets, liabilities and member's equity of Cretus Securities, LLC (a Company in the Development Stage) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cretus Securities, LLC (a Company in the Development Stage) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 25, 2010

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2009

ASSETS	
Cash and equivalents	$ 64,298
TOTAL ASSETS	$ 64,298
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 12,852
TOTAL LIABILITIES	12,852
Commitments and contingent liabilities	-
Member's Equity	51,446
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 64,298

The accompanying notes are an integral part of these financial statements.

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Cretus Securities, LLC (the "Company") was organized as a limited liability company in the State of Delaware on May 7, 2008. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on April 23, 2009.

Since May 7, 2008 (inception) the Company has been in the development stage.

Nature of Business

The Company conducts a securities business limited to private placement of securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided. Related expenses are recorded when incurred.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- NET CAPITAL

The Company is a member firm of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% for broker dealers during their first twelve (12) months after commencing business), as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $51,446 at December 31, 2009 which exceeded the regulatory requirement of $5,000 by $46,446. The ratio of aggregate indebtedness to net capital was 0.25 to 1 at December 31, 2009.

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 5- RELATED PARTY TRANSACTIONS

During 2009, the managing member of the Company contributed $37,500 to the Company.

NOTE 6- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 25, 2010.